May 29, 2019

Kirk T. Larsen
Executive Vice President and Chief Financial Officer
Black Knight, Inc.
601 Riverside Avenue
Jacksonville, FL 32204

       Re: Black Knight, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 22, 2019
           File No. 001-37394

Dear Mr. Larsen:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Key Performance Metrics, page 35

1. We note that your non-GAAP financial measure of Adjusted Net Earnings eliminates the net incremental depreciation and amortization associated with the application of purchase accounting. Please provide us with a detailed description of the nature and origin of the underlying assets associated with this incremental depreciation and amortization. In addition, explain how adjusting net earnings for this item provides useful information to investors and does not represent the use of an individually tailored recognition and measurement method that may violate Rule 100(b) of Regulation G and the Commission's
      Non-GAAP Compliance & Disclosure Interpretation 100.04.
 Kirk T. Larsen
Black Knight, Inc.
May 29, 2019
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Craig Wilson,
Senior Assistant Chief Accountant, at (202) 551-3226 with any questions.



                                                          Sincerely,
FirstName LastNameKirk T. Larsen
                                                          Division of
Corporation Finance
Comapany NameBlack Knight, Inc.
                                                          Office of Information
Technologies
May 29, 2019 Page 2                                       and Services
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